CHINA LINEN TEXTILE INDUSTRY, LTD.
Chengdong Street, Lanxi County
Heilongjiang Province
People’s Republic of China

April 11, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Charles Lee, Attorney-Advisor

Re:	China Linen Textile Industry, Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed March 18, 2011
File No. 333-171239

Dear Mr. Lee:

We are responding to comments contained in the Staff letter, dated March 30, 2011, addressed to Zhao Chunfu, the Company’s Vice General Manager, Secretary and director, with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-1 filed on March 18, 2011 (the “F-1/A”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Summary, page 4

Corporate Structure, page 7

1.
We note your response to comment six in our letter dated February 24, 2011 and the disclosure that Gao Ren may acquire all of the shares of Creation if Lanxi Sunrise’s net income from January 1, 2010 to June 30, 2010 is no less than $2 million.  Please tell us if Lanxi Sunrise achieved such level of net income.  Please also clarify for us whether Section 1 of the agreement filed as Exhibit 10.15 automatically transfers Gabriele Sanesi’s shares to Gao Ren, or whether Gao Ren must affirmatively exercise a right to receive such shares, upon satisfaction of the condition set forth in such section.

Response:

Lanxi Sunrise has achieved the net income level of at least $2 million from January 1, 2010 to June 30, 2010 as set forth in Section 1 of the Agreement, dated as of April 15, 2010, by and among Creation International Development Investments Limited, Mr. Gabriele Sanesi, and Mr. Gao (the “Agreement”). The achievement of this net level income as set forth in Section 1 of the Agreement does not automatically transfer Mr. Sanesi’s shares to Mr. Gao. Rather, Mr. Gao must affirmatively exercise his right to receive such shares upon satisfaction of the condition set forth in Section 1 of the Agreement. As of the date hereof, Mr. Gao has not affirmatively exercised his right to receive the shares of Mr. Sanesi and the transfer has not been effected.

2.
Please disclose on page 45, as you do on page 8, that Gabriele Sanesi has granted to Gao Ren an irrevocable right to exercise Gabriele Sanesi’s rights as shareholder and director of Creation.  In addition, we note your statement that Gao Ren may “ultimately control Creation” if he acquires all or substantially all of the shares of Creation pursuant to the April 15, 2010 agreement.  Given that Gao Ren has been granted an irrevocable right to exercise the rights of Creation’s sole shareholder and director, it appears that Gao Ren already controls Creation; if true, please revise that statement to reflect that Gao Ren already controls Creation and may ultimately also own as record holder all of the stock of Creation pursuant to the April 15, 2010 agreement.

Response:  We will make the following changes to page 8 and 45 of the F-1/A, respectively:

*Mr. Gao, our Chief Executive Officer and chairman, is party to an agreement (the “Creation Agreement”), dated April 15, 2010, with Creation International Development Investments Limited (“Creation”), and its sole shareholder, Mr. Gabriele Sanesi, pursuant to which Mr. Gao may acquire all of the shares of Creation if the net income of Lanxi Sunrise from January 1, 2010 to June 30, 2010 is no less than US$2 million upon the affirmative exercise of Mr. Gao’s right to receive such shares upon the achievement of this net income level. Although the net income of Lanxi Sunrise was no less than US$2 million from January 1, 2010 to June 30, 2010, Mr. Gao has not affirmatively exercised his right to receive all of the shares of Creation as of the date hereof. Further, pursuant to the Creation Agreement, Mr. Sanesi has granted to Mr. Gao an irrevocable right to exercise Mr. Sanesi’s rights as shareholder and director of Creation. Accordingly, although Mr. Gao has not affirmatively exercised his right to receive shares of Creation as of the date hereof, Mr. Gao still controls Creation and may ultimately also own as record holder all of the stock of Creation. ~~In other words, Mr. Gao may, upon acquisition of all or substantially all the shares of Creation, ultimately control Creation.~~

Selected Financial Data, page 24

3.
We note your response to comment eight in our letter dated February 24, 2011.  Please disclose the assumptions that you used in determining the amounts included in the “Adjusted Basis” column.  Please also revise the capitalization table to include only those items of stockholders’ equity and indebtedness that contribute to your capitalization.  Please also disclose the amount of your common stock that will be outstanding on both an actual and an adjusted basis.

Response:

We propose to replace the second table under Selected Financial Data of the F-1/A on page 26 with the following:

The following table sets forth our consolidated capitalization as of December 31, 2010:

•	on an actual basis;
•
on an adjusted basis giving effect to the following transactions that occurred subsequent to December 31, 2010: (i) the repayment of long-term loans amounting to $2,264,938; (ii) the interest expense of $138,915 accrued for the first quarter of 2011, deriving from convertible notes with no conversion; and (iii) the convertible note payable adjustment by the first quarter interest payment of $6,821.

	December 31, 2010	December 31, 2010
	Actual basis	Adjusted basis
	$	$
INDEBTEDNESS
Bank loans- secured by the Group’s equipment and building	3,623,900	1,358,962
Convertible note payable, net	6,991,439	6,998,260
TOTAL INDEBTEDNESS	10,615,339	8,357,222

STOCKHOLDER’S EQUITY
Common stock
$0.007 par value, 142,857,142.86 shares authorized;
5,832,058 shares outstanding actual and adjusted as of December 31, 2010	42,698	42,698
Additional paid-in capital	3,437,264	3,437,264
Retained earnings	23,450,326	23,311,411
TOTAL STOCKHOLDER’S EQUITY	26,930,288	26,791,373

TOTAL CAPITALIZATION	37,545,627	35,148,595

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Capital Expenditures and Divestitures, page 30

4.
We note your response to comment 11 in our letter dated February 24, 2011.  We direct your attention to the fourth paragraph of this section where you disclose the amounts that you have invested in fixed assets for the periods indicated. Item 4.A.5 of Form 20-F requires you to describe, and disclose the aggregate amount invested in, principal capital expenditures from January 1, 2008 through the date of the registration statement.  If, as you state in the first sentence of this section, additions to fixed assets are your principal capital expenditures, then please revise your disclosure accordingly.

Response:

We propose to revise our disclosure regarding capital expenditure on page 31 of the F-1/A as follows:

For the years ended December 31, 2008, 2009 and 2010, we have ~~invested in fixed assets approximately by~~ capital expenditure of $2,159,769, $872,962 and $2,862,895, respectively. ~~$2,1967,000 (RMB15,002,000), $874,000 (RMB5,955,000) and $10,000 (RMB69,000).~~

Trend Information, page 39

5.
We note your response to comment 14 in our letter dated February 24, 2011 and your statement that you increased sales prices in 2010.  We also note your disclosure on page 32 that the $11 million increase in revenues from the period ended September 30, 2009 to the period ended September 30, 2010 is attributable to increased volume of sales of linen fabric and linen yarn.  Please discuss the extent to which such $11 million increase in revenues was attributable to increased sales prices compared to increased sales volume.  See Item 5.A.1 of Form 20-F.

Response:

We updated our discussion on results of operation for the nine months ended September 30, 2010 with the results of operation for the year ended December 31, 2010.  Please see below the updated disclosure.

Revenue increased from $29,386,131 for the fiscal year ended December 31, 2009 to $49,090,643 for the fiscal year ended December 31, 2010, representing an increase of $19,704,512, or approximately 67%. The increase in revenue was primarily attributable to increased average sales price (approximately 10%) and increased sales volume of linen fabric and linen yarn.

Compensation, page 57

6.
We note the disclosure that Stephen Monticelli received $24,000 in compensation for your fiscal year ended December 31, 2010.  However, on page 80, you disclose that the value of the shares issued to Mr. Monticelli for his services was $114,000.  Please reconcile the contradictory disclosures.  In addition, please disclose the compensation earned by Messrs.  Qi Shaofeng and Huang Xiaofang during their tenures as chief financial officer in 2010, or tell us why such disclosure is unnecessary.

Response:  We intend to replace the existing executive compensation table on page 57 of the F-1/A with the following table that incorporates the shares issued to Mr. Monticelli for his services.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Gao Ren	2010	17,590	-	-	-	-	-	-	17,590
Chief Executive Officer and	2009	17,590	-	-	-	-	-	-	17,590
Chairman of the Board	2008	6,070	-	-	-	-	-	-	6,070
Jodie Zheng Wehner (2) Chief Financial Officer	2010	31,860	-	-	-	-	-	-	31,860
Ma Yongfeng	2010	8,795	-	-	-	-	-	-	8,795
Vice General	2009	8,795	-	-	-	-	-	-	8,795
Manager	2008	4,509	-	-	-	-	-	-	4,509
TengYunhai Vice General	2010	5,277							5,277
Manager and	2009	5,277	-	-	-	-	-	-	5,277
Executive Director	2008	3,642	-	-	-	-	-	-	3,642
Zhao Chunfu Vice General	2010	5,277							5,277
Manager, Secretary	2009	5,277	-	-	-	-	-	-	5,277
and Director	2008	3,989	-	-	-	-	-	-	3,989
Li Songyun	2010	3,694							3,694
Chief Marketing	2009	3,694	-	-	-	-	-	-	3,694
Officer	2008	3,642	-	-	-	-	-	-	3,642
Stephen Monticelli Director	2010	24,000	-	114,000	-	-	-	-	138,000
Qi Shaofeng (1)(2) Chief Financial Officer	2010	58,566	-	44,100	-	-	-	-	102,666
Huang Xiaofang (1)	2010	308	-	-	-	-	-	-	308
Chief Financial	2009	3,694	-	-	-	-	-	-	3,694
Officer	2008	3,642	-	-	-	-	-	-	3,642

(1) Mr. Qi Shaofeng replaced Mr. Huang Xiaofang as our chief financial officer on January 31, 2010.

(2) Ms. Jodie Wehner replaced Mr. Qi Shaofeng as chief financial officer on September 1, 2010.

Certain Relationships and Related Party Transactions, page 64

7.
We note your response to comment 20 in our letter dated February 24, 2011.  We note that you have disclosed related party transaction information between you and each of Harbin Sunshine Linen Textile Co., Ltd. And Harbin Zhongyi Sunshine Linen Co., Ltd. Through the nine months ended September 30, 2010.  Please disclose such information through the date of the registration statement.  See Item 7.B of Form 20-F.  In addition, the notes to the financial statements refer to related party transactions that occurred during the relevant time period and that do not appear to be disclosed in this section, such as Lanxi Sunrise’s guarantee for Harbin Sunshine, various amounts owed to or due from Gao Ren and Songyuan Quianan Sunshine Linen Co., Ltd., and the control of Harbin Sunshine by Gao Ren’s brother.  Please tell us why such transactions are not required to be disclosed in this section, or revise this section to describe all such transactions.

Response:

We will amend and restate our disclosure in the F-1/A in the section entitled “Certain Relationships and Related Party Transactions” in its entirety as follows:

Related Party Transactions

The Company’s relationships with related parties are described as follows:

Name	Relationship

Gao Ren	Majority owner of the Company

Songyuan Qianan Sunshine Linen Co., Ltd.	Under common control by Gao Ren

Harbin Zhongyi Sunshine Linen Co., Ltd.	Under common control by Gao Ren

Harbin Sunshine Linen Textile Co., Ltd.	Under the control by Gao Jun*

* Gao Jun, the elder brother of Gao Ren, is considered as a related party.

Since the beginning of 2008, we entered into the following transactions with certain related parties, in addition to the share transactions noted above.

Agency Agreements

Both the importation of raw materials and the export of finished goods are partially done through Agency Agreements with Harbin Zhongyi Sunshine Linen Co., Ltd. (“Harbin Zhongyi” ) and  Harbin Sunshine Linen Textile Co., Ltd. (“Harbin Sunshine”), our affiliates, which are controlled by Gao Ren, our Chief Executive Officer and chairman. Under the terms of the Agency Agreements, Harbin Zhongyi and Harbin Sunshine purchase and import flax on our behalf and resell it to us at a price equal to cost plus 6%.  Harbin Zhongyi and Harbin Sunshine also act as our agents for export of finished goods, but do not charge a fee as part of the export process. Accordingly, finished goods to be exported are sold to Harbin Zhongyi and Harbin Sunshine and at a price equal to the price to be paid by the overseas buyer of the goods. Pursuant to these arrangements, we had amounts due from Harbin Sunshine Linen Textile Co, Ltd., totaling $79,879, as of December 31, 2010.

The following table summarizes related party transactions in the first three months of 2011 and the fiscal year ending December 31, 2010, relating to selling finished goods, purchasing raw materials, processing products and selling linen yarn:

	For the Year Ended March 31, 2011		For the Year Ended December 31, 2010
Transactions	Amount (Unaudited)	Percentage of Total Similar Transactions	Amount	Percentage of Total Similar Transactions

(a) Selling finished goods to Harbin Sunshine Linen Textile Co., Ltd.	$-	0%	$186,162	0.4%

(b) Selling finished goods to Harbin Zhongyi Sunshine Linen Co., Ltd	$-	0%	$2,931,298	6.0%

(a) Purchasing raw materials from Harbin Sunshine Linen Textile Co., Ltd.	$-	0%	$-	0%

(b) Purchasing raw materials from Harbin Zhongyi Sunshine Linen Co., Ltd	$-	0%	$4,809,323	25%

The following table summarizes related party transactions in the fiscal years 2010 and 2009, relating to selling finished goods, purchasing raw materials, processing products and selling linen yarn:

	For the Year Ended December 31, 2010		For the Year Ended December 31, 2009
Transactions	Amount	Percentage of Total Similar Transactions	Amount	Percentage of Total Similar Transactions

(a) Selling finished goods to Harbin Sunshine Linen Textile Co., Ltd.	$186,162	0.4%	$4,169,833	14.2%

(b) Selling finished goods to Harbin Zhongyi Sunshine Linen Co., Ltd	$2,931,298	6.0%	$7,289,137	24.8%

(a) Purchasing raw materials from Harbin Sunshine Linen Textile Co., Ltd.	$-	0%	$41,337	1.05%

(b) Purchasing raw materials from Harbin Zhongyi Sunshine Linen Co., Ltd	$4,809,323	25%	$1,382,827	35.2%

The following table summarizes related party transactions in the fiscal years ending December 31, 2009 and 2008 relating to selling finished goods, purchasing raw materials, processing products and selling linen yarn:

	For the Year Ended December 31,
	2009		2008
Transactions	Amount	Percentage of Total Similar Transaction	Amount	Percentage of Total Similar Transaction

(a) Selling finished goods to Harbin Sunshine Linen Textile Co., Ltd.	$4,169,833	14.2%	$4,161,201	18.9%

Purchasing raw materials from Harbin Sunshine Linen Textile Co., Ltd.	$7,289,137	24.8%	$1,444,461	54.5%

(b) Selling finished goods to Harbin Zhongyi Sunshine Linen Co., Ltd	$41,337	1.05%	$1,554,289	7.1%

Purchasing raw materials from Harbin Zhongyi Sunshine Linen Co., Ltd	$1,382,827	35.2%	$911,015	34.4%

Lanxi Sunrise’s Guarantee for Harbin Sunshine

The Company’s subsidiary, Lanxi Sunrise, has pledged the land use right of two pieces of land and the buildings attached, as collateral to provide guarantee for Harbin Sunshine Linen Textile Co., Ltd., which was a previous owner of Lanxi Sunrise and is majority owned and controlled by Mr. Gao Ren, the majority owner of the Company, to receive an import letter of credit with the maximum value is $959,700 (RMB 7,600,000) from the Harbin Zhaolin Branch of Bank of China. The period guaranteed is from April 11, 2006 to April 10, 2008. The Group incurred neither liability nor expense related to this guarantee. As at March 31, 2011, the Group did not pledge any of its assets or provide any guarantees to related parties.

Due from/to Related Parties

The Group purchases some raw materials from, and sells some finished goods to related parties. In addition, Harbin Zhongyi Sunshine Linen Co., Ltd and Harbin Sunshine Linen Textile Co., Ltd. at times act as the Group’s agents in importing raw materials and exporting products on similar terms with unrelated parties. Due from/to related parties derived from such transactions are disclosed separately from arm's length trading accounts receivable and payable. Cash flows from these activities are classified as cash flows from operating activities.

Due to related parties consist of the followings:

	March 31,
Name of related parties	2011 (Unaudited)	December 31, 2010	December 31, 2009

Gao Ren	$-	$-	$45,672
SongyuanQianan Sunshine Linen Co., Ltd.	-	-	29,216
	$-	$-	$74,888

Due from related parties consist of the followings:

Name of related parties	March 31,
	2011 (Unaudited)	December 31, 2010	December 31, 2009
Harbin Sunshine Linen Textile Co., Ltd.	$	$79,879	$515,479
Harbin Zhongyi Sunshine Linen Co., Ltd.	-	-	2,061,100
	$-	$78,879	$2,576,579

Description of Share Capital, page 65

8.
We note your response to comment 22 in our letter dated February 24, 2011.  We reissue the first and fifth bullets of our comment.  Please include a discussion of the material terms of your agreement with Island Stock Transfer from an investor’s perspective and tell us whether you have plans to file the agreement.

Response:

We will revise our disclosure under “Description of Share Capital” on page 65 of the F-1/A as follows:

Furthermore, the Companies Law provides that the ownership of shares in Cayman Islands companies is determined by the entry of shareholders in a company’s statutory register of members. There are no statutory guidelines in Cayman as to procedures and timing for entries on the Register of Members. The Registrar of Members is maintained in the U.S. by a third party registrar and transfer agent, Island Stock Transfer (“Island Stock”). When the Register of Members needs to be updated to either add new Members and issue shares to such new Members, or issue additional shares to any of its existing Members, the Company must provide Island Stock (i) a letter of instruction detailing the identity of the Member, his or her Social Security or Tax ID Number, if applicable, his or her address, the number of shares to be issued to such Member, and delivery instructions, and (ii) board resolutions or issuance resolutions of Island Stock that evidence the Company’s authorization relating to any issuance of shares (collectively, the “Issuance Documents”).  The Company coordinates with their legal counsel to promptly prepare and deliver the Issuance Documents to Island Stock. Assuming Island Stock receives all Issuance Documents, Island Stock can process the share issuance and update the Register of Members within 1 -2 business days.

When the Register of Members needs to be updated to cancel any shares of any Member, the Company must provide Island Stock (i) a letter of instruction detailing the identity of the Member, the number of shares to be cancelled, and his or her Social Security or Tax ID Number, if applicable, (ii) board resolutions or cancellation resolutions of Island Stock that evidences the Company’s authorization relating to any cancellation of shares, and (iii) the original stock certificate, with an executed stock power and medallion guarantee (which needs to be notarized if the Member is not located in the United States), or an affidavit of loss (collectively, the “Cancellation Documents”). The Company coordinates with their legal counsel to promptly prepare and deliver the Cancellation Documents to Island Stock. Assuming Island Stock receives all Cancellation Documents, Island Stock can process the share cancellation and update the Register of Members within 1-2 business days.

As the Company, in coordination with their legal counsel, uses their best efforts to update the Register of Members promptly, provided the Register is updated correctly by Island Stock, there is no material risk to this process. There is only a material risk to the extent that if the Register is not updated correctly then the investor may apply to Court for the Register to be rectified.

We will also file our Transfer Agent Agreement with Island Stock as an exhibit to the F-1/A.

Item 9.  Undertakings, page 81

9.
We note your response to comment four in our letter dated February 24, 2011.  Notwithstanding Securities Act Rule 164, the undertakings that you provide should match the language of such undertakings set forth in Item 512 of regulation S-K.  Accordingly, please revise the undertaking provided pursuant to Item 512(a)(6) of Regulation S-K to match the language provided in such Item.

Response:

We will revise the undertaking provided pursuant to Item 512(a)(6) to match the language provided in such Item.

Exhibit 8.1

10.
We note your response to comment 32 in our letter dated February 24, 2011.  The revised number of ordinary shares does not match the number of ordinary shares being registered by the registration statement.  Please revise.

Response:

Windes&McClaughry have revised the number of ordinary shares to match the number of ordinary shares being registered.

11.
We note your response to comment 33 in our letter dated February 24, 2011.  The seventh paragraph, first sentence still states that counsel undertakes no obligation to update its opinion subsequent “to the date hereof” and counsel’s opinion is dated December 17, 2010.  Please delete the relevant limitations contained in the seventh paragraph or re-file the opinion on the date of effectiveness.

Response:

Windes&McClaughry have revised the opinion to delete the limitations contained in the seventh paragraph.

Exhibit 8.2

12.
We note your response to comment 38 in our letter dated February 24, 2011.  The revised number of ordinary shares does not match the number of ordinary shares being registered by the registration statement.  Please revise.

Response:

The opinion has been revised accordingly.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gao Ren
Gao Ren
Chief Executive Officer